SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed	5
	today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission regarding a discloseable event/information

Exhibit 1

May 27, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

May 27, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
			T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

(02) 816-8534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,808 As of April 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
	Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. May 27, 2016

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

This disclosure pertains to a transaction entered into by Beacon Electric Assets Holdings, Inc. (“Beacon Electric”) where PLDT Communications and Energy Ventures, Inc. (“PCEV”) has a 50% equity interest. PCEV is 99% owned by Smart Communications, Inc., our wholly owned subsidiary. Beacon Electric owns 35% of Manila Electric Company (“Meralco”).

Beacon Electric, through a wholly owned subsidiary Beacon Powergen Holdings Inc., has entered into a Share Purchase Agreement with GT Capital Holdings, Inc., to acquire an aggregate 56% of the issued share capital of Global Business Power Corporation (“Global Power”) for an aggregate consideration of 22.06 billion. This consideration will be settled as to 11.03 billion in cash on closing and the balance via a vendor financing facility, which will be replaced with long-term bank debt within ninety (90) days from closing. The cash payment on closing will be funded by a combination of internal resources and bank debt.

Global Power is the leading power supplier in Visayas with an aggregate 852 MW of coal and diesel powered generating capacity at present (including 150 MW to commence operations later this year) and 670MW for further expansion. The main development project is a 670 MW super critical coal fired plant in La Union, Pangasinan (with 600MW EPPA signed with MERALCO).

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

May 27, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Florentino D. Mabasa, Jr.

Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: May 27, 2016